Exhibit 99.46

Isotechnika Pharma Inc.

NEWS RELEASE

Isotechnika Provides Merger Update and Announces Financings

EDMONTON, Alberta, April 17, 2013—Isotechnika Pharma Inc. (TSX:ISA) (“Isotechnika” or the “Company”) and privately-held Aurinia Pharmaceuticals Inc. (“Aurinia”) issued an update today with respect to the proposed merger of the two companies designed to create a premier clinical stage pharmaceutical company focused on the global nephrology market.

On February 5, 2012, Isotechnika announced the signing of a Binding Merger Termsheet whereby Isotechnika will acquire 100% of the outstanding securities of Aurinia. The merger between the two companies is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively. In addition, Isotechnika and Aurinia have now executed a Definitive Tripartite Agreement with ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. Upon the proposed merger’s completion, ILJIN will own 25% of the issued and outstanding shares of the merged company.

The merger transaction is subject to certain closing conditions including, among others,approval by the Toronto Stock Exchange (the “TSX”) and the approval of Isotechnika’s shareholders. Isotechnika currently expects to hold its annual and special meeting of shareholders to consider, among other things, its proposed merger with Aurinia, sometime before the end of the 2013 second quarter.

In order to help fund its operations in the immediate-term, Isotechnika has completed a private placement with Dr. Richard Glickman, who is a major Aurinia shareholder, and ILJIN consisting of the issuance of zero-coupon convertible notes in the aggregate principal amount of $400,000.

In addition, Isotechnika has entered into an agreement with Canaccord Genuity Corp. (the “Agent”), to sell, on a commercially reasonable efforts basis, up to 44,445,000 units of the Company (the “Units”) at a price of $0.045 per Unit for total gross proceeds $2,000,025 (the “Offering”). Each Unit shall consist of one common share of the Company and one common share purchase warrant (each warrant, a “Warrant”). Each Warrant shall be exercisable into one common share of the Company for a period of 36 months from the date of closing at an exercise price of $0.05. The Warrants in this Offering may not be exercised until approval of the Isotechnika’s shareholders has been obtained as required by the TSX. If such shareholder approval is not obtained before July 15, 2013, the Warrants in this Offering will automatically expire and be null and void.

Isotechnika has entered into another agreement with the Agent to sell, on a commercially reasonable efforts basis, up to 88,889,000 subscription receipts of the Company (the “Subscription Receipts”) at a price of $0.045 per Subscription Receipt for total gross proceeds of up to $4,000,005 (the “Subscription Receipt Offering”). Each Subscription Receipt represents the right to receive, without payment of additional consideration, one unit of the Company (the “Subscription Receipt Unit”) which will be issuable upon approval by Isotechnika’s shareholders (excluding any subscribers of the above Offering). Each Subscription Receipt Unit shall consist of one common share of the Company and one half of one common share purchase warrant (a whole warrant, a “Warrant”). Each Warrant shall be exercisable into one common share of the Company for a period of 36 months from the date of closing at an exercise price of $0.05. The Company has granted the Agent an option to offer up to an additional 22,223,000 Subscription Receipts for additional gross proceeds of up to $1,000,035, exercisable in whole or in part at any time up to 48 hours prior to the closing date of the Subscription Receipt Offering.

The Offering and the Subscription Receipt Offering are expected to close on or about May 16, 2013. The securities issued upon the closing of the private placements will be subject to a 4-month hold period. Proceeds from the private placements will be utilized for working capital. The private placements are subject to the acceptance of the TSX.

Subscription proceeds from the Subscription Receipt Offering will be held in escrow pending receipt of shareholder approval. If shareholder approval is not obtained for the Subscription Receipt Offering by July 15, 2013, the escrow agent will return to holders of the Subscription Receipts the gross proceeds and a pro rata share of the any interest other income earned thereon during the escrow period.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. persons,” as such term is defined in Regulation S under the U.S. Securities Act, unless an exemption from such registration is available.

About Isotechnika Pharma Inc.

Isotechnika Pharma Inc. is a biopharmaceutical company focused on the discovery and development of immunomodulating therapeutics designed to offer key safety advantages over currently available treatments. Its lead drug, voclosporin, is a novel calcineurin inhibitor, and is targeted at the estimated US$3.0 billion market for this class of immunosuppressants. Isotechnika Pharma Inc. trades on the Toronto Stock Exchange under the symbol “ISA”. More information on Isotechnika Pharma can be found at www.isotechnika.com or www.sedar.com.

About Aurinia

Aurinia is a spin-out from Vifor Pharma (“Vifor”), a company of the Switzerland-based Galenica Group (“Galenica”). In January 2012, Isotechnika announced that it had granted Vifor an exclusive license for the Company’s lead drug, voclosporin, for the treatment of lupus and proteinuric nephrology indications. Aurinia’s current leadership team is comprised primarily of former senior managers, Directors and Officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the Company’s proposed merger with Aurinia Pharmaceuticals Inc., the ability of the Company to obtain future financing and the Company’s ability to conduct clinical trials.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability to negotiate the definitive merger agreement, receipt of shareholder and regulatory approval, the Company’s belief as to the potential of its products and in particular voclosporin, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

For Further Information:

Dr. Robert Foster

President & CEO

Isotechnika Pharma Inc.

780-909-5041

rfoster@isotechnika.com

Mr. Michael Martin CEO

Aurinia Pharmaceutical Inc.

250-415-9713

mmartin@auriniapharma.com

Stephen Kilmer

Kilmer Lucas Inc.

647-872-4849

stephen@kilmerlucas.com